中國海洋石油有限公司
CNOOC LIMITED

March 10, 2017

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 21, 2016

Form 6-K Filed August 24, 2016

Supplemental Response dated January 25, 2017

Comment Letter Dated March 1, 2017

File No. 001-14966

Dear Messrs. Schwall and Horowitz and Ms. Lu:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated March 1, 2017 with respect to the Form 20-F for the fiscal year ended December 31, 2015 of CNOOC Limited (the “Company”), which was filed on April 21, 2016 (the “2015 20-F”), the Company’s Form 6-K filed August 24, 2016 and the Company’s supplemental response filed January 25, 2017. For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating And Financial Review and Prospects, page 58

Factors Affecting Our Results of Operations, page 58

1.	Your response to prior comment 1 states that if oil and natural prices do not rise to those used in your internal price forecasts, there would be a potential impact to the economics of your estimated proved reserves quantities. Expand your discussion and analysis of the reasonably likely effect of sustained lower commodity prices to address the relationship between your internal price forecasts and recent trends in oil and natural gas prices. This disclosure should address, in reasonable detail, the impact on your financial condition, results of operations, liquidity and capital resources in the event oil and natural prices do not rise from current levels to the prices used in your internal forecasts. In addition, provide disclosure addressing the factors identified in your response supporting your assertion that you have adequate sources of short- and long-term funding.

Response: The Company respectfully advises the Staff that as discussed in the prior response,

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 2

since the negative effect of lower oil price may be partially or completely offset by effective cost controls and efficiency enhancement, the value in use of oil and gas properties may not decrease proportionately with the decline in commodity prices. Due to the difficulty to forecast the oil price and the interrelationship among the price, production volume and costs, it is not reasonably practicable to quantify the impact of future impairment charges at this time.

In order to demonstrate the price impact on the Company’s results of operations and liquidity, the Company provides a price sensitivity analysis as below, assuming that (i) the realized crude and liquids price is decreased by 10%, and (ii) other factors excluding realized crude and liquids price are consistent with the actual data for the year ended December 31, 2015.

	2015 actual	Estimated impact
Realized crude and liquids price (USD/BBL)	51.27	-5.13
Oil and gas sales (million RMB)	146,597	-12,890
Result of operations (million RMB)	21,315	-11,943
Cash flows from operating activities (million RMB)	80,095	-11,943

In response to the Staff’s comments, the Company intends to include, under “Item 5.A. Operating Results” in its future filings of Form 20-F, additional discussion and analysis of the reasonably likely effect of sustained lower commodity prices in substantially the same form as set forth below (with such amendments as may be necessary to reflect changes in the Company’s business), which includes the disclosure proposed in the supplemental response dated January 25, 2017:

Sustained lower commodity prices may reduce revenue, earnings and liquidity, negatively impact the economics of estimated proved reserves quantities, and result in impairment. When the oil price forecasts of authoritative and independent institutions are revised to a significantly lower level than the Company’s projection, the Company’s oil and gas properties may face the risk of impairment. If oil and natural prices did not rise to the prices used in the Company’s internal price forecasts, there would be potential impact on the economics of the estimated proved reserves. Since the negative effect of lower oil price may be partially or completely offset by effective cost controls and efficiency enhancement, the estimated proved reserves quantities may not decrease proportionately with the decline in commodity prices. However, the price is not the sole or determining factor affecting the liquidity, capital resources and operating results of the Company. In particular, the Company believes that it has adequate resources of short- and long-term funding because (i) the Company has sufficient cash and cash equivalents, readily realizable financial assets and time deposits on hand, and (ii) the Company also enjoys a sound credit rating and has the ability to access financing.

Form 6-K filed August 24, 2016

Interim Results

Note 6 – Property, Plant and Equipment, page 9

2. We note your response to prior comment 7 regarding the analysis of forecasted mid- to long-term oil prices received from a third-party. Describe the steps taken to analyze this information and tell us about the process through which adjustments are made to these forecasted prices for use in your cash flow projections. In addition, consistent with our prior comment, please provide us the benchmark prices used, by product and by year, in your cash flow projections.

Response: The Company respectfully advises the Staff that the Company takes the following steps to analyze forecasted mid- to long-term oil prices received from a third-party in accordance with

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
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the “Measures on the Methodology for Calculating Recoverable Amount of Oil and Gas Assets for Impairment Test” of the Company:

(1)	According to the requirements in the mid-year impairment test, the Company’s internal research institute will submit the “Oil Price Parameter Analysis Report” to the Strategy & Planning Department for review. For mid- to long-term oil prices, such internal report recommends the use of the forecast of Information Handling Services Inc. (“IHS”), a widely-recognized third-party institution.

(2)	The Strategy & Planning Department coordinates with various business departments to perform a comprehensive study taking into consideration factors including but not limited to the supply and demand condition of the future oil and gas market and its potential changes, future global economic conditions and the trends, potential geopolitical conflicts and the future trend of the US dollars. Through such study, the Strategy & Planning Department makes judgment on the reliability and reasonability of the relevant analysis and the conclusion made by IHS.

(3)	After the review, the Strategy & Planning Department will designate IHS’s mid- to long-term oil price forecast as the impairment test price, which will be included in the Company’s “Impairment Test Parameters Program” and be submitted to the Chief Financial Officer for review.

(4)	Once the “Impairment Test Parameters Program” is approved by the Chief Financial Officer, the Strategy & Planning Department will inform all relevant departments to calculate the recoverable amount for oil and gas assets during impairment test in accordance with the program.

(5)	In the above review, no adjustments were made to IHS’s mid- to long-term oil forecasts.

The mid- to long-term oil prices forecast used for the Company’s calculating recoverable oil and gas assets during the impairment test are as follows:

			(US$ per barrel)
	2019	2020	2021 and thereafter
Brent crude oil price (Annual-nominal)	68.9	79.6	90.8, 2-3% average annual inflation rate

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at zhonghua@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Hua Zhong
Name: Hua Zhong
Title: Chief Financial Officer

cc: Li He, Davis Polk & Wardwell LLP